1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                   No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date November 6, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Extraordinary General Meeting” or “EGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at the Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on Tuesday, 23 December 2008 for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions.

ORDINARY RESOLUTION

1.	“THAT:

(a)	the entering into of the Provision of Materials Supply Agreement between the Company and Yankuang Group Corporation Limited (the “Parent Company”), a copy of which has been produced to the meeting marked “A” and signed by the Chairman of the meeting for identification purposes, and the continuing connected transactions contemplated thereunder together with the associated Proposed Annual Caps in respect of such transactions for each of the financial years ending 31 December 2009 to 2011, details of which are more particularly described in the circular of the Company dated 7 November 2008 (the “Circular”) (Capitalized terms used in this notice shall have the same meanings as defined in the Circular unless otherwise expressly defined herein), be and are hereby generally and unconditionally approved, confirmed and ratified; and

(b)	the Directors of the Company be and hereby authorized to do all such acts and things and to sign all documents and to take any steps which in their absolute discretion considered to be necessary, desirable or expedient for the purpose of implementing and/or giving effect to and the transactions contemplated under the Provision of Materials Supply Agreement.”

2.	“THAT:

(a)	the entering into of the Provision of Labour and Services Supply Agreement between the Company and the Parent Company, a copy of which has been produced to the meeting marked “B” and signed by the Chairman of the meeting for identification purposes, and the continuing connected transactions contemplated thereunder together with the associated Proposed Annual Caps in respect of such transactions for each of the financial years ending 31 December 2009 to 2011, details of which are more particularly described in the Circular, be and are hereby generally and unconditionally approved, confirmed and ratified; and

(b)	the Directors of the Company be and hereby authorized to do all such acts and things and to sign all documents and to take any steps which in their absolute discretion considered to be necessary, desirable or expedient for the purpose of implementing and/or giving effect to and the transactions contemplated under the Provision of Labour and Services Supply Agreement.”

3.	“THAT:

(a)	the entering into of the Provision of Insurance Fund Administrative Services Agreement between the Company and the Parent Company, a copy of which has been produced to the meeting marked “C” and signed by the Chairman of the meeting for identification purposes, and the continuing connected transactions contemplated thereunder together with the associated annual estimates in respect of such transactions for each of the financial years ending 31 December 2009 to 2011, details of which are more particularly described in the Circular, be and are hereby generally and unconditionally approved, confirmed and ratified; and

(b)	the Directors of the Company be and hereby authorized to do all such acts and things and to sign all documents and to take any steps which in their absolute discretion considered to be necessary, desirable or expedient for the purpose of implementing and/or giving effect to and the transactions contemplated under the Provision of Insurance Fund Administrative Services Agreement.”

4.	“THAT:

(a)	the entering into of the Provision of Coal Products and Materials Agreement between the Company and the Parent Company, a copy of which has been produced to the meeting marked “D” and signed by the Chairman of the meeting for identification purposes, and the continuing connected transactions contemplated thereunder together with the associated Proposed Annual Caps in respect of such transactions for each of the financial years ending 31 December 2009 to 2011, details of which are more particularly described in the Circular, be and are hereby generally and unconditionally approved, confirmed and ratified; and

(b)	the Directors of the Company be and hereby authorized to do all such acts and things and to sign all documents and to take any steps which in their absolute discretion considered to be necessary, desirable or expedient for the purpose of implementing and/or giving effect to and the transactions contemplated under the Provision of Coal Products and Materials Agreement.”

5.	“THAT:

(a)	the entering into of the Provision of Electricity and Heat Agreement between the Company and the Parent Company, a copy of which has been produced to the meeting marked “E” and signed by the Chairman of the meeting for identification purposes, and the continuing connected transactions contemplated thereunder together with the associated Proposed Annual Caps in respect of such transactions for each of the financial years ending 31 December 2008 to 2011, details of which are more particularly described in the Circular, be and are hereby generally and unconditionally approved, confirmed and ratified; and

(b)	the Directors of the Company be and hereby authorized to do all such acts and things and to sign all documents and to take any steps which in their absolute discretion considered to be necessary, desirable or expedient for the purpose of implementing and/or giving effect to and the transactions contemplated under the Provision of Electricity and Heat Agreement.”

6.	“THAT:

(a)	the terms of the Acquisition Agreement entered into between the Company and the Controlling Shareholders for the Acquisition, a copy of which has been produced to the meeting and signed by the chairman of the meeting for identification purposes, and all the transactions contemplated therein, are hereby approved and confirmed; and

(b)	the execution of the Acquisition Agreement by the directors of the Company be and is hereby approved, confirmed and ratified and the directors of the Company (or any one of them) be and are hereby authorized on behalf of the Company to do all such acts and things, to sign and execute all such further documents and to take such steps as the directors of the Company (or any one of them) may in their absolute discretion consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Acquisition Agreements or any of the transactions contemplated thereunder and all other matters incidental thereto;

(c)	for the purpose of this resolution:

“Acquisition” means the acquisition of the 74% equity interest in Shandong Hua Ju Energy Company Limited by the Company from the Controlling Shareholder pursuant to the Acquisition Agreement;

“Acquisition Agreement” means the conditional agreement dated 24 October 2008 entered into between the Company and the Controlling Shareholder for the Acquisition;

“Controlling Shareholder” means , Yankuang Group Corporation Limited, a wholly State-owned corporation and a controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company;

SPECIAL RESOLUTION

7.	“THAT:

To consider and approve the resolution in relation to the amendments to the Articles of Association of the Company and to authorize the Board to do all such things as necessary in connection with such amendments, details of which are more particularly described in Appendix I of the Circular.”

By Order of the Board
Wang Xin
Chairman

Zoucheng, Shandong, the PRC

7 November 2008

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Friday, 21 November 2008 are entitled to attend the EGM after completing the registration procedures for attending the EGM.

(B)	Holders of H Shares, who intend to attend the EGM, must deliver the completed reply slips for attending the EGM to the Office of the Secretary of the Board no later than Wednesday, 3 December 2008. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM.

(E)	The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room No. 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof in order for such documents to be valid.

(F)	The H share register will be closed from Saturday, 22 November 2008 to Monday, 22 December 2008, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the EGM must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m. Friday, 21 November 2008.

(G)	The EGM is expected to last half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Form of proxy for use at the Extraordinary General Meeting to be held on 23 December 2008

The Number Of H Shares Represented by the Proxy Form (1)

I/We2	,

Address[2]:	,

being the registered holder(s) [2] of H shares of RMB1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT [3] the Chairman of the Extraordinary General Meeting or

of

as my/our proxy/proxies to attend and act for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (and/or at any adjournment. thereof) to be held at Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, PRC at 9:00 a.m. on 23 December, 2008. The proxy/proxies will vote on the resolutions listed in the Notice of Extraordinary General Meeting as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

ORDINARY RESOLUTION		FOR[4]	AGAINST[4]
1.	To consider and approve the entering into of the Provision of Materials Supply Agreement and the Proposed Annual Cap of such transactions for each of the financial years ending 31 December 2009 to 2011, details of which are more particularly described in the Notice of Extraordinary General Meeting and the Company’s circular dated 7 November 2008.
2.	To consider and approve the entering into of the Provision of Labour and Services Supply Agreement and the Proposed Annual Cap of such transactions for each of the financial years ending 31 December 2009 to 2011, details of which are more particularly described in the Notice of Extraordinary General Meeting and the Company’s circular dated 7 November 2008.
3.	To consider and approve the entering into of the Provision of Insurance Fund Administrative Services Agreement and the annual estimates of such transactions for each of the financial years ending 31 December 2009 to 2011, details of which are more particularly described in the Notice of Extraordinary General Meeting and the Company’s circular dated 7 November 2008.
4.	To consider and approve the entering into of the Provision of Coal Products and Materials Agreement and the Proposed Annual Cap of such transactions for each of the financial years ending 31 December 2009 to 2011, details of which are more particularly described in the Notice of Extraordinary General Meeting and the Company’s circular dated 7 November 2008.
5.	To consider and approve the entering into of the Provision of Electricity and Heat Agreement and the Proposed Annual Cap of such transactions for each of the financial years ending 31 December 2009 to 2011, details of which are more particularly described in the Notice of Extraordinary General Meeting and the Company’s circular dated 7 November 2008.
6.	To consider and approve the terms of the Acquisition Agreement and all the transactions contemplated therein, details of which are more particularly described in the Notice of Extraordinary General Meeting and the Company’s circular dated 7 November 2008 and to approve, confirm and ratify the execution of the Acquisition Agreement and to authorise the directors to give effect to the Acquisition Agreement and transactions contemplated therein.
SPECIAL RESOLUTION
7	To consider and approve the proposed amendment to Articles 63, 64, 66, 166, 171, 202, 218 and 219 of the articles of association of the Company, details of which are more particularly described in the Notice of Extraordinary General Meeting and the Company’s circular dated 7 November 2008.

Signature7:	Date:	2008

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate all the shares in the Company registered in your name.

2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.

3.	If the person other than the Chairman of the Extraordinary General Meeting is to be appointed as proxy, please delete “the Chairman of the Extraordinary General Meeting or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Extraordinary General Meeting other than those referred to in the notice convening the Extraordinary General Meeting.

5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.

6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at Room No. 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof.

7.	A proxy attending the Extraordinary General Meeting must present his proof of identity.

8.	Please refer to the circulars of the Company dated 7 November 2008 for further details.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REPLY SLIP FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON

23 DECEMBER, 2008

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We intend to attend (in person/by a proxy/proxies)(2) the Extraordinary General Meeting of the Company to be held at Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC on 23 December, 2008, at 9:00 a.m.

Name(s) (as appearing in the register of Members)(1)
Number of domestic/H shares registered under my/our name(s)(2)
Correspondence address(1)
Telephone number

Signature(s):	Date:	2008

Notes:

1.	Please insert your full name(s) (both in Chinese and English) and correspondence address in block letters.

2.	Please delete the option which is not applicable in “in person/by a proxy/proxies”, “my/our” and “domestic/H”.

3.	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, PRC on or before 3 December 2008. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.: 86-537-5383311).

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310